UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 11, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

9 January 2012

Novo Nordisk A/S – Share repurchase programme

On 2 November 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.8 billion in the period from 2 November 2011 to 31 January 2012.

Since the announcement as of 2 January 2012, the following transactions have been made under the programme:

	Number of	Average	Transaction value,
	shares	purchase price	DKK
Accumulated, last announcement	2,780,000		1,727,006,815
2 January 2012	50,000	668.87	33,443,500
3 January 2012	70,000	671.16	46,981,200
4 January 2012	75,000	660.69	49,551,698
5 January 2012	70,000	672.73	47,091,100
6 January 2012	70,000	680.86	47,660,200
Accumulated under the programme	3,115,000		1,951,734,512

With the transactions stated above, Novo Nordisk owns a total of 24,775,186 treasury shares, corresponding to 4.3% of the share capital. The total amount of shares in the company is 580,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 12.0 billion during 2011 and January 2012. As of 6 January 2012, Novo Nordisk has repurchased a total of 18,596,205 B shares equal to a transaction value of DKK 11,161,793,148.

Company Announcement no 3 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

The company announcement on Novo Nordisk’s share repurchase programme dated 2 January 2012 stated an erroneous average purchase price and transaction value for the repurchase conducted on 30 December 2011. The stated number of repurchased shares was correct. The correct average repurchase price was DKK 660.01 per B share with a transaction value of DKK 33,000,500. The transaction value of accumulated repurchases under the programme has been adjusted correspondingly.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,500 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
amhg@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com
In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 3 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 11, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer